UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-09065

(Check one):
☐	Form 10-K
☐	Form 20-F
☐	Form 11-K
☑	Form 10-Q
☐	Form 10-D
☐	Form N-SAR
☐	Form N-CSR

For Period Ended: April 27, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

PART I — REGISTRANT INFORMATION

Ecology and Environment Inc.
Full Name of Registrant

N/A
Former Name if Applicable

368 Pleasant View Drive
Address of Principal Executive Office (Street and Number)

Lancaster, New York 14086
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 31, 2019, after an extended delinquency period, Ecology and Environment Inc. (the “Company”) filed its Annual Report on Form 10-K for the fiscal year ended July 31, 2018, its Quarterly Report on Form 10-Q for the quarter ended October 27, 2018 and its Quarterly Report on Form 10-Q for the quarter ended January 26, 2019 (the “Delinquent Reports”).

The filing date deadline for the Company’s Quarterly Report on Form 10-Q for the quarter ended April 27, 2019 (the “Third Quarter Report”) is June 11, 2019.  This June 11, 2019 due date is less than two weeks after the date on which the Company submitted its Delinquent Reports.  As in the case of the Delinquent Reports, completing the Third Quarter Report requires the Company to restate prior period financial statements and other financial information, which is a complicated process requiring significant time and resources to complete.  The Company believes that it is making good progress on completing this necessary work and preparing the Third Quarter Report for filing with the Securities and Exchange Commission.  However, given (i) the short period of time between the submission of the Delinquent Reports and the due date for the Third Quarter Report and (ii) that prior to the filing of the Delinquent Reports, a substantial portion of the Company’s resources were being deployed to finalize the Delinquent Reports, additional time is necessary to complete the preparation of the financial statements and other financial information for the Third Quarter Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Peter Sorci	716	684-8060
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).      Yes  ☑     No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       Yes  ☑    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Change in Operations for the Quarter Ended April 27, 2019

Because Company management has not completed its restatements of prior year financial statements to be included in the Third Quarter Report, the Company is currently unable to complete the financial statements for the three and nine month periods ended April 27, 2019.  The following significant activities are expected to be reported as having a significant impact on the Company’s net income for the three and nine month periods ended April 27, 2019:

Staff Reduction Programs

In December 2018, the Company began to notify employees of a voluntary retirement program.  In February 2019, the Company began to notify affected employees of an involuntary separation program.  These programs (collectively, the “Staff Reduction Programs”) are being implemented in connection with a corporate restructuring plan.  These initiatives were substantially completed by April 27, 2019 and are expected to be completed by July 31, 2019. Company management anticipates that the combined effect of the Staff Reduction Programs and other expense reduction initiatives will result in annual pre-tax cost savings of greater than $6.0 million.  The Company recorded approximately $0.9 million of pre-tax charges and cash expenditures related to the Staff Reduction Programs, consisting primarily of employee severance and termination benefits, during the three months ended April 27, 2019.

Expenses Associated with Restatements of Financial Statements

In connection with preparation of the Delinquent Reports, the Company restated the audited consolidated financial statements for the fiscal years ended July 31, 2016 and 2017 and unaudited condensed consolidated financial statements for the quarters ended October 28, 2017 and January 27, 2018.  Financial data included in tables and various accounting policies and commentaries included in the Delinquent Reports were also restated or otherwise revised.  These restatements required extensive internal and external resources to complete, including significant incremental fees paid to the Company’s independent auditors, tax consultants and external legal counsel.  The Company recorded incremental audit, tax and legal expenses of $0.9 million as a result of these restatements during the nine months ended April 27, 2019, most of which was recorded during the three months ended April 27, 2019.

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements concerning the Company’s expectations regarding the timing for the completion and filing of the Third Quarter Report, and the activities that are expected to be reported as having a significant impact on the Company’s net income for the three and nine month periods ended April 27, 2019 reported in this Form 12b-25 are based on the Company’s management’s current intent, belief, expectations, estimates and projections.  These statements are not a guarantee of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict.  Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Ecology and Environment Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 11, 2019	By:	/s/ Peter F. Sorci
Peter F. Sorci
Acting Chief Financial Officer (Principal Financial and Accounting Officer)